February 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Megan Akst and Ms. Kathleen Collins

Re:	Graham Corp

Form 10-K for the Year Ended March 31, 2023

Form 10-Q for the Quarter Ended December 31, 2023

File No. 001-08462

Dear Ms. Akst and Ms. Collins:

On behalf of Graham Corporation (“Graham” or the “Company”), this letter is sent in response to your office’s comment letter dated February 6, 2024 regarding the Company’s annual report on Form 10-K for the year ended March 31, 2023 (“fiscal 2023”), filed on June 8, 2023 and the Company’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2023, filed on February 5, 2024. For your convenience, each of the Staff’s comments has been repeated below in its entirety in italicized font, with the Company’s response to each such comment set out immediately underneath it.

Form 10-Q for the Quarterly Period Ending December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 25

1.

We note your adjustment for BN Performance Bonus to both adjusted EBITDA and adjusted net income. To the extent these bonuses are payable in cash, please tell us how you determined it is appropriate to exclude such amounts from your non-GAAP measures, and explain how this compensation differs from other cash bonuses paid to employees and management. Refer to Question 100.01 of the Non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and notes that management carefully considers the guidance contained in the Non-GAAP Financial Measures Compliance & Disclosures Interpretations (“C&DIs”). The Answer to Question 100.01 states, “Presenting a non-GAAP performance measure that excludes normal, recurring cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading.” The Answer to Question 100.01 concludes, “The staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.”

Securities and Exchange Commission

Division of Corporation Finance

February 20, 2024

Barber-Nichols, LLC (“BN”) was a privately held company acquired by Graham on June 1, 2021. The purchase agreement included a contingent earn-out (the “BN Earn-out Agreement”) dependent upon the EBITDA levels of BN for our fiscal year ending March 31, 2024 (“fiscal 2024”). Under the terms of the BN Earn-out Agreement, the shareholders of BN were eligible to receive from $7 million to $14 million in additional cash consideration if an EBITDA threshold of at least $8.75 million was achieved, with additional cash consideration added for amounts above that threshold. This agreement was filed as exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 1, 2021. In accordance with Accounting Standard Codification 805 “Business Combinations,” (“ASC 805”) on June 1, 2021, a liability of $1.9 million was recorded representing the fair value of the contingent earn-out as of the acquisition date.

Shortly after the acquisition date, the former shareholders of BN asked the Company if the BN Earn-out Agreement could be given to the employees of BN so that they could share in the benefits of the transaction. As a result, in October of 2021, the BN Earn-out Agreement was terminated and Graham entered into a new supplemental performance bonus agreement with the employees of BN (the “Supplemental BN Bonus Agreement”). Under the terms of the Supplemental BN Bonus Agreement, all employees who are employed by BN at the end of the applicable fiscal year the bonus relates to, are eligible to share between $2 million and $4 million per year for fiscal years ending March 31, 2024, 2025, and 2026 if certain EBITDA levels are achieved as defined in the agreement. Note that the fiscal 2024 EBITDA target for the Supplemental BN Bonus Agreement is the same as the fiscal 2024 EBITDA target of the BN Earn-out Agreement. Additionally, it should be noted that no changes were made to the existing BN bonus plan that all employees of BN are eligible to receive each year. The Supplemental BN Bonus Agreement is in addition to the normal BN employee bonus, which is also based on EBITDA, and excludes any impact from the Supplemental BN Bonus Agreement.

In accordance with ASC 805, in October 2021 the $1.9 million contingent earn-out liability was reversed into Other Operating (Income) Expense, Net, on the Company’s Consolidated Statement of Operations after the BN Earn-out Agreement was terminated. It should be noted that this gain was subtracted for purposes of calculating Adjusted EBITDA and Adjusted Net Income for fiscal 2022 as shown on page 29 of the Company’s Annual Report on form 10-K dated March 31, 2023 and the applicable 10Qs for fiscal 2022 and subsequent periods. Additionally, it should be noted that five key members of BN’s management team were given retention bonuses in connection with the acquisition, which were not added back to Adjusted EBITDA or Adjusted Net Income for fiscal 2022 or fiscal 2023 as they are expected to reoccur in the future on irregular intervals as the Company consummates future acquisitions.

The termination agreement is filed as exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q dated September 30, 2021 and the Supplemental BN Bonus Agreement, as amended for clarification, is filed as exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q dated September 30, 2022.

The facts and circumstances related to the Supplemental BN Bonus Agreement, along with the amount accrued during the periods presented, are disclosed in the Summary section and SG&A discussion of Management’s Discussion and Analysis of Financial Condition and Results of Operation of our Quarterly Report on Form 10-Q for the period ended December 31, 2023 (page 21 and 25 respectively). In future filings, we will enhance our disclosures to include some of the facts discussed in this response to make this more transparent for shareholders.

Securities and Exchange Commission

Division of Corporation Finance

February 20, 2024

Management determined that excluding the costs associated with the Supplemental BN Bonus Agreement from adjusted EBITDA, adjusted net income and adjusted earnings per share was appropriate and compliant with Item 10(e) of Regulation S-K and consistent with the guidance given in Question 100.01 of the Non-GAAP Financial Measures C&DI. The program is highly unusual, limited in duration, and implemented specifically at the request of former BN shareholders to allow BN employees to share in the benefits of the sale of BN. Nearly half (4 of 10) of the former BN shareholders are not eligible to receive any portion of the Supplemental BN Bonus Agreement, with the other half only receiving a fraction of what they would have received if the BN Earn-out Agreement had not been terminated. The Company has never before instituted such a supplemental bonus program and does not expect such a supplemental bonus program to reoccur in the future. Further, the supplemental bonus program was not necessary to operate the business as a normal annual bonus program was already in existence and retention bonuses had been given to key management. It should also be noted that if the BN Earn-out Agreement was not terminated and remained with the shareholders of BN versus its employees, a significant portion the earn-out would have been captured in the opening balance sheet earn-out liability with a corresponding offset to goodwill and not through net income.

2.

You disclose adjusted EBITDA as a percentage of revenue without presenting the comparable GAAP measure of net loss as a percentage of revenue both here and in the Form 10-K. Please revise to present a comparable GAAP measure of net income as a percentage of revenue with equal or greater prominence. Refer to Question 102.10(a) of the Non-GAAP C&DIs.

Response:

We acknowledge the Staff’s comment, and will ensure to provide the comparable GAAP measure of net income (loss) as a percentage of revenue with equal or greater prominence in all future filings in accordance with Question 102.10(a) of the Non-GAAP C&DIs.

*   *   *   *   *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at CThome@graham-mfg.com or (716) 225-8116. Please note that I will be out of the office with limited access to email until February 26, 2024.

Very truly yours,

/s/ Christopher J. Thome
Christopher J. Thome Vice President-Finance & Chief Financial Officer